December 4, 2024

Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3

       Re: Cameco Corporation
           Form 40-F for the fiscal year ended December 31, 2023
           Filed March 22, 2024
           File No. 001-14228
Dear Grant Isaac:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the fiscal year ended December 31, 2023
Exhibit 99.2 2023 Consolidated Audited Financial Statements
12. Equity-accounted investees, page 36

1. We note you initially recoded your equity method investment in Westinghouse at
       $2.14 billion (US) on November 7, 2023 at footnote 6. As your presentation currency is in Canadian dollars, please tell us why you do not present the purchase price and the related allocation of purchase price in your presentation currency. In addition, please explain the movements in the balance at acquisition to the year ended
       December 31, 2023, identifying and quantifying the components that contributed to the increase or decrease in the investment balance.
 December 4, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation